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MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

August 13, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   MetLife Investors USA Separate Account A
      MetLife Investors USA Insurance Company
      File Nos. 333-164337 and 811-03365 ("Registration Statement") SEC Accession No. 0001193125-10-006485
      (Form RW - Registration Withdrawal Request)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, MetLife Investors USA Insurance Company ("MLI USA") and MetLife Investors USA Separate Account A (the "Registrant") hereby request the withdrawal of Registrant's initial registration statement on Form N-4 for the Class A Contracts (the "Contracts"), SEC File No. 333-164337, filed with the Securities and Exchange Commission on January 14, 2010.

MLI USA and the Registrant are requesting withdrawal of the Registration Statement for the Contracts because MLI USA has determined not to sell the Contracts. Therefore, MLI USA and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contracts as soon as is practicable. No Contracts were sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact Patrice Pitts of Sutherland Asbill & Brennan LLP at (202) 383-0548.

Sincerely,

MetLife Investors USA Insurance Company

By:  /s/ Karen A. Johnson
     ---------------------------------
     Karen A. Johnson
     Vice President

MetLife Investors USA Separate Account A

By:  MetLife Investors USA Insurance Company

By:  /s/ Karen A. Johnson
     ---------------------------------
     Karen A. Johnson
     Vice President

cc:  Patrice M. Pitts, Esq.
     John M. Richards, Esq.
     Michele H. Abate, Esq.